UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  October 28, 2008

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Balance Sheets

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

			As at 30
	As at	As at	November
	31 August	31 August	2007
	2008	2007	(Audited)
	$	$	$

Assets

Current
Cash and cash equivalents (Note 4)	19,390,530	28,008,620	23,151,345
Amounts receivable (Note 6)	140,011	594,285	676,977
Prepaid expenses	33,075	67,145	-

	19,563,616	28,670,050	23,828,322

Property, plant and equipment (Note 7)	504,811	589,823	556,478

	20,068,427	29,259,873	24,384,800

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,925,258	4,082,614	1,626,356
Deferred tax liability (Note 15)	-	151,219	-

	1,925,258	4,233,833	1,626,356

Shareholders’ equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 August 2008 – 104,686,561 common shares
31 August 2007 – 102,692,511 common shares
30 November 2007 – 104,536,561 common shares	38,044,740	36,088,987	38,000,821
Contributed surplus (Note 11)	12,651,744	3,862,859	9,215,360
Warrants (Note 11)	-	7,537,940	2,902,233
Deficit, accumulated during the exploration stage	(32,553,315)	(22,463,746)	(27,359,970)

	18,143,169	25,026,040	22,758,444

	20,068,427	29,259,873	24,384,800

Nature and Continuance of Operations (Note 1), Commitments (Note 14) and Subsequent Event (Note 18)

On behalf of the Board:

/s/ Tim Coupland

Director

/s/ Robert Hall

Director

Tim Coupland

Robert Hall

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Statements of Loss and Deficit

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	31 August 2008	31 August 2007	31 August 2008	31 August 2007
	$	$	$	$

Expenses
Mineral properties expenditures (Schedule 1)	2,269,177	6,942,103	3,395,280	8,865,125
General and administrative (Schedule 2)	1,013,508	715,454	2,360,621	2,314,518

Net loss before other items and income
taxes	(3,282,685)	(7,657,557)	(5,755,901)	(11,179,643)

Other items
Interest income	145,210	311,037	562,556	978,673
Gain on sale of available for sale investments
(Note 5)	-	-	-	126,466

Net loss before income taxes	(3,137,475)	(7,346,520)	(5,193,345)	(10,074,504)

Future income tax recovery (Note 15)	-	2,231,207	-	7,054,478

Net loss for the period	(3,137,475)	(5,115,313)	(5,193,345)	(3,020,026)

Basic and diluted loss per share (Note 2)	(0.030)	(0.050)	(0.050)	(0.030)

Basic and diluted weighted average number of common shares outstanding	104,624,604	102,685,120	104,566,016	99,637,226

Deficit, accumulated during the exploration stage, beginning of period	(29,415,840)	(17,348,433)	(27,359,970)	(19,443,720)
Net loss for the period	(3,137,475)	(5,115,313)	(5,193,345)	(3,020,026)

Deficit, accumulated during the exploration stage, end of period	(32,553,315)	(22,463,746)	(32,553,315)	(22,463,746)

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	31 August 2008	31 August 2007	31 August 2008	31 August 2007
	$	$	$	$

Cash flows from operating activities
Net loss for the period	(3,137,475)	(5,115,313)	(5,193,345)	(3,020,026)
Adjustments to reconcile loss to net cash used by operating activities
Accrued interest income	15,352	43,092	(21,298)	(169,760)
Amortization of property, plant and equipment	31,236	58,229	100,412	85,641
Gain on sale of available for sale investments	-	-	-	(126,466)
Future income tax recovery	-	(2,231,207)	-	(7,054,478)
Stock-based compensation	548,070	210,193	548,070	640,470

	(2,542,817)	(7,035,006)	(4,566,161)	(9,644,619)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(60,190)	(237,290)	558,264	(66,098)
(Increase) decrease in prepaid expenses	(26,250)	32,520	(33,075)	43,871
Increase in accounts payable and accrued liabilities	1,370,862	2,663,087	298,902	3,616,692

	(1,258,395)	(4,576,689)	(3,742,070)	(6,050,154)

Cash flows used in investing activities
Purchase of property, plant and equipment	(48,745)	(265,709)	(48,745)	(568,040)
Proceeds on sale of available for sale investments	-	-	-	198,466

	(48,745)	(265,709)	(48,745)	(369,574)

Cash flows from financing activities
Warrants exercised	-	6,500	-	3,966,695
Options exercised	30,000	-	30,000	320,000
Share subscriptions received in advance	-	-	-	(7,500)

	30,000	6,500	30,000	4,279,195

Decrease in cash and cash equivalents	(1,277,140)	(4,835,898)	(3,760,815)	(2,140,533)

Cash and cash equivalents, beginning of period	20,667,670	32,844,518	23,151,345	30,149,153

Cash and cash equivalents, end of period	19,390,530	28,008,620	19,390,530	28,008,620

Restricted Cash and Cash Equivalents (Note 4)

Supplemental Disclosures with Respect to Cash Flows (Note 16)

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

			Contributed
			surplus and			Deficit
			share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share)	1,844,450	1,959,931	-	(576,594)	-	-	1,383,337
Warrants exercised ($0.65 per share)	5,771,250	5,705,169	-	(1,953,857)	-	-	3,751,312
Agents compensation warrants exercised ($0.45 per unit)	9,336	7,968	-	(3,766)	-	-	4,202
Agents compensation warrants exercised ($0.75 per share)	59,808	44,856	-	-	-	-	44,856
Stock options exercised ($0.20 per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60 per share)	500,000	497,840	(197,840)	-	-	-	300,000
Warrants expired	-	-	3,401,433	(3,401,433)	-	-	-
Agent compensation warrants expired	-	-	621,511	(621,511)	-	-	-
Stock-based compensation (Note 12)	-	-	1,970,027	-	-	-	1,970,027
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 15)	-	(7,123,638)	-	-	-	-	(7,123,638)
Transition adjustment to opening balance	-	-	-	-	69,000	-	69,000
Realized gain on available-for-sale investments	-	-	-	-	(69,000)	-	(69,000)
Net loss for the year	-	-	-	-	-	(7,916,250)	(7,916,250)

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share)	1,666,650	1,770,999	-	(521,011)	-	-	1,249,988
Warrants exercised ($0.65 per share)	4,135,000	4,087,654	-	(1,399,904)	-	-	2,687,750
Agent compensation warrants exercised ($0.45 per share)	1,336	1,140	-	(539)	-	-	601
Agent compensation warrants exercised ($0.75 per share)	37,808	28,356	-	-	-	-	28,356
Stock options exercised ($0.20 per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60 per share)	500,000	497,840	(197,840)	-	-	-	300,000
Stock-based compensation (Note 12)	-	-	640,470	-	-	-	640,470
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to
flow-through share subscribers
(Note 15)	-	(7,205,697)	-	-	-	-	(7,205,697)
Net loss for the period	-	-	-	-	-	(3,020,026)	(3,020,026)

Balance at 31 August 2007	102,692,511	36,088,987	3,862,859	7,537,940	-	(22,463,746)	25,026,040

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

			Contributed
			surplus and			Deficit
			share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Warrants expired	-	-	2,508,553	(2,508,553)	-	-	-
Agent compensation warrants expired	-	-	393,680	(393,680)	-	-	-
Stock options exercised ($0.20 per share) (Note 11)	150,000	43,919	(13,919)	-	-	-	30,000
Stock-based compensation
(Note 12)	-	-	548,070	-	-	-	548,070
Net loss for the period	-	-	-	-	-	(5,193,345)	(5,193,345)

Balance at 31 August 2008	104,686,561	38,044,740	12,651,744	-	-	(32,553,315)	18,143,169

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	31 August	31 August	31 August	31 August
	2008	2007	2008	2007
	$	$	$	$

Exploration operating expenses
Amortization	26,530	52,774	88,017	69,276
Assaying and geochemical	6,145	120,211	114,517	150,219
Camp costs and field supplies	144,898	531,070	148,803	650,160
Claim maintenance and permitting	682	723	11,328	28,194
Community relations and government	58,842	14,213	76,945	44,203
Drilling	393,906	1,543,463	506,407	1,684,478
Equipment rental	13,491	66,255	13,491	90,315
Geology and engineering	96,307	126,004	331,369	163,330
Geophysics	16,643	-	16,643	3,000
Metallurgical studies	-	-	-	48,146
Orthophotography	-	-	-	128,828
Staking and line cutting	133,997	-	438,794	105,655
Surveying	-	185,507	-	369,364
Transportation and fuel	808,592	3,286,192	833,918	4,045,698
Wages, consulting and management fees	569,144	1,015,691	815,048	1,476,702

	2,269,177	6,942,103	3,395,280	9,057,568

Recovery of mineral property costs
(Note 8)	-	-	-	(192,443)

	2,269,177	6,942,103	3,395,280	8,865,125

Details on Mineral Properties Expenditures (Note 8)

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	31 August	31 August	31 August	31 August
	2008	2007	2008	2007
	$	$	$	$

Advertising and promotion	68,359	107,048	230,730	356,266
Amortization	4,706	5,455	12,395	16,365
Automotive	1,515	1,921	5,503	5,327
Bank charges and interest (Note 16)	569	604	1,154	1,413
Consulting	2,658	-	2,658	-
Director fees (Note 10)	9,000	12,000	112,000	47,000
Filing and financing fees	17,772	1,349	68,504	62,332
Legal and accounting (Note 10)	35,430	126,404	186,941	302,426
Management fees (Note 10)	-	-	50,000	117,500
Meals and entertainment	15,997	6,507	59,198	28,891
Office and miscellaneous	32,322	22,623	111,825	147,956
Part XII.6 tax	-	-	61,834	-
Rent and utilities	11,380	10,944	37,122	34,501
Salaries and benefits (Note 10)	134,558	126,542	417,317	293,259
Secretarial fees (Note 10)	-	-	15,000	8,500
Stock-based compensation (Note 12)	548,070	210,193	548,070	640,470
Telephone and internet	4,703	2,774	24,407	12,361
Transfer fees and shareholder information	105,642	63,774	328,490	181,291
Travel	20,827	17,316	87,473	58,660

	1,013,508	715,454	2,360,621	2,314,518

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production and obtaining the necessary regulatory permits.

The Company’s interim financial statements as at 31 August 2008 and for the nine month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $5,193,345 for the nine month period ended 31 August 2008 (31 August 2007 - loss of $3,020,026) and has working capital of $17,638,358 at 31 August 2008 (31 August 2007 - $24,436,217, 30 November 2007 - $22,201,966).

The Company had cash and cash equivalents of $19,390,530 at 31 August 2008 (31 August 2007 - $28,008,620, 30 November 2007 - $23,151,345), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.

These interim financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these interim financial statements.

Basis of presentation

These interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended 31 August 2008 are not necessarily indicative of the results that may be expected for the year ended 30 November 2008.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2007.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid, fully guaranteed, bank sponsored investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized on a declining-balance basis over their estimated useful lives at 20% to 30%, with exception to computer software which is amortized at 100%.

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

 (9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

Major development costs incurred after the commencement of production are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.  Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Basic and diluted earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Stock-based compensation

The Company has granted stock options to directors and employees as described in Note 12. Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

 (10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This standard focuses on recognition and measurement of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement costs must be recognized at fair value in the period in which they are incurred and subsequently adjusted for any changes resulting from passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is to be capitalized to the related asset, and amortized into income on a systematic basis over its useful life.  Management is of the opinion that the Company does not have an asset retirement obligations at this time.

Flow-through common shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 August 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

 (11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

Translation of foreign currency

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Financial Instrument Standards

Effective 1 December 2006, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

 (12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

Available-for-Sale Securities

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

The Company had no comprehensive income or comprehensive loss during each of the three and nine month periods ended 31 August 2008 and 2007 and during the year ended 30 November 2007.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

 (13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

Adoption of New Accounting Standards and Accounting Pronouncements

i.

Accounting Changes Standards

On 1 January 2007, the CICA issued the revised CICA Handbook Section 1506, “Accounting Changes”, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.  The Company adopted this standard effective 1 December 2007.

ii.

Going Concern

In June 2007, the CICA issued changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosures.

iii.

Capital Disclosures

In December 2006, the CICA issued CICA Handbook Section 1535, “Capital Disclosures”.  Section 1535 establishes guidelines for the disclosure of information on an entity’s capital and how it is managed. This enhanced disclosure enables users to evaluate the entity’s objectives, policies and processes for managing capital.  The main features of the new section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.  The adoption of this standard has had no impact on the Company’s operating results or financial position.

 (14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

2.

Significant Accounting Policies (Continued)

iv.

Financial Instruments – Disclosure and Presentation

Effective 1 December 2007, the Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.  Sections 3862 and 3863 replace the existing Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks. Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

Future accounting and reporting change

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 December 2008.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

 (15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, prepaid expenses and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

4.

Restricted Cash and Cash Equivalents

A total of $Nil of the Company’s restricted cash and cash equivalents at 31 August 2008 (31 August 2007 - $6,032,765, 30 November 2007 - $3,019,114) relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral properties.

5.

Available for Sale Securities

During the nine month period ended 31 August 2008, the Company sold Nil available-for-sale securities (31 August 2007 – 200,000 shares, 30 November 2007 - 200,000 shares) for total proceeds of $Nil (31 August 2007 - $198,466, 30 November 2007 - $198,466) and a net gain of $Nil (31 August 2007 - $126,466, 30 November 2007 - $126,466).

6.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

			As at 30
	As at	As at	November
	31 August	31 August	2007
	2008	2007	(Audited)
	$	$	$

Goods and Services Tax receivable	124,659	424,525	615,775
Interest receivable	15,352	169,760	61,202

	140,011	594,285	676,977

 (16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

7.

Property, Plant and Equipment

			Net book value

			As at	As at	As at 30
			31	31	November
		Accumulated	August	August	2007
	Cost	amortization	2008	2007	(Audited)
	$	$	$	$	$

Computer equipment	39,529	19,571	19,958	28,537	23,207
Computer software	86,947	64,894	22,053	50,847	40,678
Equipment	58,720	22,112	36,608	47,403	42,698
Field equipment	479,319	109,458	369,861	443,370	431,387
Furniture and fixtures	67,206	10,875	56,331	19,666	18,508

	731,721	226,910	504,811	589,823	556,478

During the nine month period ended 31 August 2008, total additions to property, plant and equipment were $48,745 (31 August 2007 - $568,040, 30 November 2007 - $568,040).

8.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,561.82 ha (26,098.80 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended 31 August 2008 consist of amortization of $80,405 (31 August 2007 - $40,930), assaying and geochemical of $60,381 (31 August 2007 - $61,596), camp costs and field supplies of $138,769 (31 August 2007 - $423,587), claim maintenance and permitting of $4,359 (31 August 2007 - $13,452), community relations and government of $73,390 (31 August 2007 - $24,481), drilling of $153,576 (31 August 2007 - $1,056,782), equipment rental of $3,590 (31 August 2007 - $56,130), geology and engineering of $204,678 (31 August 2007 - $118,362), geophysics of $16,643 (31 August 2007 - $Nil), orthophotography of $Nil (31 August 2007 - $103,306), surveying of $Nil (31 August 2007 - $248,657), transportation and fuel of $289,334 (31 August 2007- $1,036,357) and wages, consulting and management fees of $538,627 (31 August 2007 - $1,105,966).

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

8.

Mineral Properties (Continued)

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended 31 August 2008 consist of amortization of $7,612 (31 August 2007 - $28,346), assaying and geochemical of $54,136 (31 August 2007 - $88,623), camp costs and field supplies of $1,178 (31 August 2007 - $207,595), claim maintenance and permitting of $6,923 (31 August 2007 - $6,867), community relations and government of $Nil (31 August 2007 - $19,722), drilling of $Nil (31 August 2007 - $627,696), equipment rental of $Nil (31 August 2007 - $33,340), geology and engineering of $36,206 (31 August 2007 - $4,536), metallurgical studies of $Nil (31 August 2007 - $48,146), orthophotography of $Nil (31 August 2007 - $25,522), surveying of $Nil (31 August 2007 - $60,156), transportation and fuel of $374,885 (31 August 2007- $3,007,121), wages, consulting and management fees of $122,488 (31 August 2007 - $350,811) and recovery of mineral property costs of $Nil (31 August 2007 - $186,651).

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,818.34 ha (4,493.22 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Company had no expenditures related to the Port Radium – Crossfault Lake Property for the nine month periods ended 31 August 2008 and 31 August 2007.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.22 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Port Radium – Eldorado Property for the nine month periods ended 31 August 2008 and 31 August 2007.

 (18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

8.

Mineral Properties (Continued)

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,300.11 ha (15,567.92 acres).

Expenditures related to the North Contact Lake Mineral Claims for the nine month period ended 31 August 2008 consist of camp costs and field supplies of $1,034 (31 August 2007 - $Nil), drilling of $352,831 (31 August 2007 - $Nil), transportation and fuel of $9,606 (31 August 2007 - $Nil) and wages, consulting and management fees of $9,887 (31 August 2007 - $Nil).

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. The Eldorado South Uranium Project now consists of thirty mineral claims totalling 25,892.19 ha (63,981.01 acres).

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the nine month period ended 31 August 2008 consist of camp and field supplies of $7,822 (31 August 2007 - $18,978), claim maintenance and permitting of $46 (31 August 2007 - $5,205), community relations and government of $3,555 (31 August 2007 - $Nil), equipment rental of $9,901 (31 August 2007 - $845), geology and engineering of $84,048 (31 August 2007 - $39,600), geophysics of $Nil (31 August 2007 - $3,000), staking and line cutting of $438,794 (31 August 2007 - $105,655),  transportation and fuel of $160,093 (31 August 2007- $2,220) and wages, consulting and management fees of $144,046 (31 August 2007 - $19,000).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised.

 (19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

8.

Mineral Properties (Continued)

The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 14).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

The Company had no expenditures related to the Longtom Property for the nine month periods ended 31 August 2008 and 31 August 2007.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

The Company had no expenditures related to the Longtom Property (Target 1) for the nine month periods ended 31 August 2008 and 31 August 2007.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project.  The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,695.11 ha (26,428.18 acres).

 (20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

8.

Mineral Properties (Continued)

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 and 29 September 2008 (Note 18) with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466); and

iii.

work commitments totalling $2,000,000 over a five year period ($250,000 on or before 31 October 2008 (paid); $750,000 on or before 31 October 2009 ($172,480 incurred); $500,000 on or before 31 October 2010; and $500,000 on or before 31 October 2011).

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above, together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property for the nine month period ended 31 August 2008 consist of claim maintenance and permitting costs of $Nil (31 August 2007 - $2,670), geology and engineering of $6,437 (31 August 2007 - $832), surveying of $Nil (31 August 2007 – $60,551), wages, consulting and management fees of $Nil (31 August 2007 - $925) and recovery of mineral property costs of $Nil (31 August 2007 - $5,792).

 (21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

8.

Mineral Properties (Continued)

Recovery of Mineral Property Costs

Recovery of mineral property costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period	period	period	period
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2008	2007	2008	2007
	$	$	$	$
Cash reimbursements of
mineral property expenditures
related to mineral properties	-	-	-	192,443

	-	-	-	192,443

9.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 31 August 2008 is $2,100 (31 August 2007 - $2,901) payable to directors and officers of the Company (Note 10).

10.

Related Parties Transactions

During the nine month period ended 31 August 2008, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $15,000 (31 August 2007 - $8,500) to a company controlled by an individual related to a director of the Company.

ii.

Paid or accrued accounting fees of $25,000 (31 August 2007 - $6,525) to a proprietorship controlled by a former corporate secretary and officer of the Company.

iii.

Paid or accrued management fees of $50,000 (31 August 2007 - $117,500) to a company controlled by a director of the Company.

iv.

Paid or accrued directors fees of $29,000 (31 August 2007 - $13,000) to a partnership controlled by a director of the Company.

 (22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

10.

Related Party Transactions (Continued)

v.

Paid or accrued directors fees of $25,000 (31 August 2007 - $14,000) to a company controlled by a director of the Company.

vi.

Paid or accrued directors fees of $29,000 (31 August 2007 - $14,000) to a company controlled by a director of the Company.

vii.

Paid or accrued directors fees of $29,000 (31 August 2007 - $6,000) to a company controlled by a director of the Company.

viii.

Paid or accrued salaries and benefits of $364,533 (31 August 2007 - $293,259) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company for during the nine month period ended 31 August 2008 are summarized as follows:

i.

During the nine month period ended 31 August 2008, the Company issued 150,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at 31 August 2008, no stock options in this series remain.

ii.

On 8 May 2008, 50,000 stock options issued to an officer of the Company, with an exercise price of $0.85 per share expired, upon the officer of the Company vacating their role.  As at 31 August 2008, 3,200,000 stock options in this series remain outstanding.

iii.

On 7 July 2008, 50,000 stock options with an exercise price of $0.20 per share expired.  As at 31 August 2008, no stock options in this series remain outstanding.

 (23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

11.

Capital Stock (Continued)

iv.

On 1 August 2008, the Company issued 3,500,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 3,400,000 were issued with an exercise price of $0.35 and the remaining 100,000 were issued with an exercise price of $1.00. A total of 3,025,000 options vested immediately upon issuance and the remaining 475,000 options vest in four equal quarters starting 1 December 2008.  All options in this series expire 31 July 2011.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 31 August 2008:

	Exercise	Number	Remaining
	price	of options	contractual life
	$		(years)

Options	0.60	2,400,000	0.42
	0.85	3,200,000	2.19
	1.00	100,000	2.92
	0.35	3,400,000	2.92

		9,100,000

 (24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

11.

Capital Stock (Continued)

The following is a summary of stock-based compensation activities during the nine month periods ended 31 August 2008 and 31 August 2007:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	(55,000)	0.15

Outstanding and exercisable at 31 August 2007	5,850,000	1.13

Weighted average fair value of options granted during the period
ended 31 August 2007		-

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2007	5,850,000	0.73

Granted	3,500,000	0.37
Exercised	(150,000)	0.20
Expired	(100,000)	0.53

Outstanding and exercisable at 31 August 2008	9,100,000	0.59

Weighted average fair value of options granted during the period
ended 31 August 2008		0.18

 (25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

11.

Capital Stock (Continued)

Warrants and agent compensation warrants

The following is a summary of warrant activities during the nine month periods ended 31 August 2008 and 31 August 2007:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	668	0.75
Exercised	(5,830,794)	0.68
Expired	-	-

Outstanding and exercisable at 31 August 2007	9,336,140	1.76

Weighted average fair value of warrants granted during the period
ended 31 August 2007		-

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 December 2007	3,698,296	2.16

Granted	-	-
Exercised	-	-
Expired	(3,698,296)	2.16

Outstanding and exercisable at 31 August 2008	-	-

Weighted average fair value of warrants granted during the period
ended 31 August 2008		-

 (26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

12.

Stock-Based Compensation

During the nine month period ended 31 August 2008, the Company granted 3,500,000 stock options (31 August 2007 - Nil).  A total of 3,400,000 of the stock options entitle holders to purchase common shares of the Company for proceeds of $0.35 per common share expiring 31 July 2011 and the remaining 100,000 options entitle holders to purchase common shares of the Company for proceeds of $1.00 per common share expiring 31 July 2011.  A total of 3,025,000 of these stock options vested on the grant date of 1 August 2008. A total of 475,000 of these stock options vest on the following dates:

Number of
Vesting Date	options

1 December 2008	118,750
1 April 2009	118,750
1 August 2009	118,750
1 December 2009	118,750

475,000

The total estimated fair value of these options was $617,073 ($0.18149 per option) for 3,400,000 options issued with an exercise price of $0.35 and $11,819 ($0.11819 per option) for 100,000 options issued with an exercise price of $1.00.  During the nine month period ended 31 August 2008, stock-based compensation of $548,070 (31 August 2007 - $640,470) has been recorded in the statement of operations with a corresponding amount recorded as contributed surplus in shareholder’s equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	31	31
	August	August
	2008	2007

Risk free interest rate	2.86%	-
Expected life	3 years	-
Annualized volatility	100.99%	-
Expected dividends	0%	-

 (27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

13.

Capital Disclosures

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants, deficits and accumulated other comprehensive income.  The Company’s objective when managing capital are to: (i) preserve capital, (ii) obtain the best available net return and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from fiscal 2007.

The Company is not subject to externally imposed capital restrictions.

14.

Commitments

i.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

ii.

The Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

15.

Income Taxes

During the nine month period ended 31 August 2008, the Company renounced the tax benefits of a total of  Nil flow-through common shares (31 August 2007 – 11,880,000 shares, 30 November 2007 - 11,880,000 shares) issued prior to 30 November 2007 resulting in an income tax recovery of $Nil (31 August 2007 - $7,054,478,  30 November 2007 - $7,123,638).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

As at 31 August 2008, the Company had total net operating losses for income tax purposes of approximately $5,900,000.  The right to claim the net operating loss carry forwards will expire at various dates through to the taxation year ending 30 November 2028.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of this tax asset will be recognized in the year in which they are realized for income tax purposes.

 (28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

31 August 2008

16.

Supplemental Disclosures with Respect to Cash Flows

	For the nine	For the nine
	month	month
	period ended	period ended
	31 August	31 August
	2008	2007
	$	$

Cash paid during the period for interest	308	1,413
Cash paid during the period for income taxes	-	-

Included in amounts receivable at 31 August 2008 is accrued interest income of $15,352.

17.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

18.

Subsequent Event

On 29 September 2008, the Company entered into an option amending agreement with Max Resource Corp. related to the MacInnis Lake Uranium Project (Note 8).

 (29)

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2008

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 488-0860

Facsimile: (604) 408-3884

 Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2008

This management’s discussion and analysis (“MD&A”), dated October 28, 2008 should be read in conjunction with the accompanying unaudited interim financial statements and notes for the nine month period ended August 31, 2008.  The Company’s interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining and maintaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”).  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it seeks on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company carried out its Phase 3, 2008 Summer Exploration Drill Program at the Company’s Eldorado-Glacier Lake permit area and Contact Lake permit area from June to August and is currently awaiting assay results for the seventeen (17) hole drill program.  During the three month program, the Company completed almost 2,700 meters of drilling.  The Company’s exploration team is currently combining the results from the 2006-2007 drill program, which included one hundred and nineteen (119) holes of drilling, totaling more than 33,800 meters, with the results of the 2008 drill program. The 2006 – 2008 drill programs total one hundred and thirty six (136) holes of drilling, totaling 36,400 meters. The combined geological report will include the 2009 work recommendations and drill targets.

Effective June 23, 2008 the Company was granted two amended five-year Sahtu Land & Water Board “Class A” Land Use Permits (Eldorado/Glacier Land and Contact Lake) for diamond drilling at both the Eldorado & Contact Lake Projects.  The Eldorado/Glacier Lake “Class A” Land Use Permits amended (Permit #S05C-012) is valid until April 26, 2013 and the Contact Lake “Class A” Land use Permit (amended Permit #S05C-002) is valid until August 24, 2012.

Effective June 25, 2008 the Company appointed Dr. Michael Bersch as Chief Geologist.  Dr. Bersch holds a PhD. in geology from the University of New Mexico.  Most recently he served as Assistant to the Vice President for Research, Director of Central Analytical Facility, and adjunct profession of Geology at the University of Alabama, where he taught courses in economic geology, analytical instrumentation, and physical and historical geology.  Dr. Bersch is a licensed professional geologist (Alabama), AIPG certified geologist, a Fellow in the Society of Economic Geologists, and member of numerous other geological organizations.  Dr. Bersch has extensive experience having worked in precious metals, base metals, uranium, and oil and gas exploration and development for 20 years on projects in the US, Australia, Canada and Latin America.  Dr. Bersch was a “hands-on” project manager with two successful gold mining operations which included the Golden Reward Mine located in South Dakota as VP of Exploration with Moruya Gold Mine NA, the Pauper’s Dream mine located in Montana and as Director and VP of Exploration with Pangea Resources Ltd.  Dr. Bersch also holds a Law Degree from the University of Alabama, School of Law and is a licensed attorney in the State of Alabama.  Dr. Bersch served on the Investigation & Enforcement Committee of the Alabama Board of Licensure for Professional Geologists which monitors the practices of Alabama licensed professional geologists.

On July 14, 2008 the Company received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.  The Company is now in receipt of the required drill permitting for its entire IOCG & uranium landholdings consisting of 47,199.77 ha (116,633.17 acres) in the Sahtu Region.

Effective August 1, 2008, the Board of Directors have approved the grant of 3,500,000 options.  Of these options 2,600,000 have been granted to Directors, Officers and Investor Relations Consultants of the Company.  3,400,000 options are exercisable at $0.35 per share and the remaining 100,000 options are exercisable at a price of $1.00 per share.  All options are granted for a period of three (3) years, unless such options are earlier terminated in accordance with the Company’s Stock Option Plan or TSX Venture Exchange policies.

The Company continued staking several new and prospective IOCG and uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts.  Previously the Eldorado South uranium claims consisted of twenty four (24) contiguous claims and encompassed 19,627.66 hectares (“ha”) (48,501.01 acres).  During the nine month period ended August 31, 2008 the Company staked a number of new IOCG and uranium claims at the Eldorado South IOCG and uranium project and the Mile Lake IOCG prospect, situated on the Company’s Contact Lake property on the south side of Echo Bay.

The newly staked claims at the Eldorado South IOCG and uranium project include six (6) claims consisting of 6,264.54 ha (15,480 acres) and are situated on the northwestern extension of the 100% wholly owned Eldorado South claim block.  The staking increases the size of the Eldorado South project to thirty (30) claims encompassing 25,892.19 ha (63,981.01 contiguous acres).  The Eldorado south anomaly is over 3.5 kilometers (“km”) in length and the expression suggests a near surface uranium target.  The Eldorado South uranium anomaly has never been explored nor drill tested and will be a focus of future exploration by the Company.  This recent staking increases the size of the Company’s regional land portfolio to over 47,199.77 ha (116,633.17 acres).

Management anticipated the rapid escalation of fuel prices during the past year and secured advanced fuel delivery and storage for its 2008 summer exploration drill program Jet-B and diesel fuel needs in the fall of 2007.  This resulted in significant fuel saving for the Company as well as a competitive advantage in forward planning and fuel logistics over other mineral exploration companies working in the Northwest Territories.  Soaring fuel prices and rising exploration costs, combined with the deteriorating market conditions, continue to be of concern to exploration companies working in the north and the high costs have forced many companies to abandon their exploration projects or significantly reduce the exploration budgets to conserve their cash resources.

As at August 31, 2008 the Company had working capital of $17,638,358, inclusive of $19,390,530 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is approximately $18,268,000 which is sufficient to cover accounts payable, additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 47,199.77 ha (116,633.17 acres), in the region.

In 2008, the Company completed Phase 3 of the exploratory drill program based on the preliminary investigations from the 2006 – 2007 drill program at the Eldorado & Contact Lake project areas.  The Company’s main exploration camp, personnel and supporting infrastructure were fully operational from June to August, 2008.  The Company completed almost 2,700 meters of drilling in seventeen (17) drill holes during the program.  The 2008 drill program targeted five areas with results pending; Skinny Lake, K2, K4, Gossan Island and Long Bay, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims.  Highlights from the drill holes reported during fiscal 2008 are discussed below.

1.

Contact Lake Mineral Claims – Contact Lake, Norhtwest Territories and North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,561.82 ha (26,098.80 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended 31 August 2008 consist of amortization of $80,405 (2007 - $40,930), assaying and geochemical of $60,381 (2007 - $61,596), camp costs and field supplies of $138,769 (2007 - $423,587), claim maintenance and permitting of $4,359 (2007 - $13,452), community relations and government of $73,390 (2007 - $24,481), drilling of $153,576 (2007 - $1,056,782), equipment rental of $3,590 (2007 - $56,130), geology and engineering of $204,678 (2007 - $118,362), geophysics of $16,643 (2007 - $Nil), orthophotography of $Nil (2007 - $103,306), surveying of $Nil (2007 - $248,657), transportation and fuel of $289,334 (2007- $1,036,357), and wages, consulting and management fees of $538,627 (2007 - $1,105,966).

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,300.11 ha (15,567.92 acres).

Expenditures related to the North Contact Lake Mineral Claims for the nine month period ended 31 August 2008 consist of camp costs and field supplies of $1,034 (2007 - $Nil), drilling $352,831 (2007 - $Nil), transportation and fuel of $9,606 (2007 - $Nil), and wages, consulting and management fees of $9,887 (2007 - $Nil).

The K2-IOCG target

The K2-IOCG target is an area in which drilling encountered IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver-Uranium (U-Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines.

Highlights from mineralized down hole intervals from holes drilled in 2007 and reported to during fiscal 2008 included:

•

K2-07-12 intersected 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper.  Other mineralized zones of 44.52 meters of 0.33% copper and 42.50 meters of 0.32% copper were intersected in this drill hole. Also 2.97 meters of 27.3 g/ton silver including 0.77 meter of 69.0 g/ton silver was intersected in this hole.

•

K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

•

K2-07-14 interested 40.50 meters of 0.361% copper and 2.83 g/ton silver including 5.0 meters of 0.459% copper, 8.09 g/ton silver and 2.61 g/ton gold and also 1.0 meter of 1.757% copper, 5.50 g/ton silver and 2.50 g/ton gold. Also, 36.50 meters of 0.340% copper including 6.10 meters of 1.053% copper, 3.96 g/ton silver, 4.5 g/ton gold, 1.60 meters of 2.210% copper and 6.00 g/ton silver as well as 33.00 meters of 0.223% copper.

•

K2-07-16 intersected 1.5 meters of 1,467 g/ton silver and 0.32% copper.

•

K2-07-17 intersected 10.50 meters of 0.30% zinc.

•

K2-07-18 intersected 5.5 meters of 0.143% copper as well as 1.5 meters of 0.134% cobalt.

•

K2-07-19 intersected 0.3 meters of 0.93% copper as well as 1.5 meters of 0.25% copper and another interval of 1.0 meter of 0.23% copper.

Mile Lake Breccia

The Mile Lake Breccia is an IOCG prospect in which poly-metallic mineralization and alteration is intermittently exposed for over 6 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff which covers an area of 10 square kilometers.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake Mineral Belt, including the former El Bonanza Silver-Uranium (U-Ag) and the Eldorado Uranium (U-Ag-Cu–Co-Ni–Bi) mines.

Highlights from poly-metallic assay values from the surface sampling program includes 11.69% copper, 8.30% zinc, 0.44% lead and 1330.0 g/ton silver as well as 22.72% copper, 0.59% lead and 619.0 g/ton silver and 6.61% copper, 3.66% zinc and 1427.0 g/ton silver.

The Skinny Lake IOCG target

The Skinny Lake IOCG target is the site of extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium-Eldorado uranium mine area situated on Labine Point, NT.  Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included:

•

SL-07-01 intersected 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver and 0.025% cobalt.  Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/ton silver and 0.042% cobalt as well as 1.1 meters of 0 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/ton silver.  Also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/ton silver and 0.053% cobalt.

The Mag Hill target

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

Highlights from significant mineralized down hole intervals from the drill holes reported during fiscal 2008 included:

•

MH-07-07 intersected 3.0 meters of 2.50% zinc and 0.22% lead and 1.60 g/ton silver.

•

MH-07-09 intersected 239.90 meters of 0.10% vanadium (V2O5).

•

MH-07-11 intersected 68.0 meters of 0.10% vanadium (V2O5).

•

MH-07-12 intersected 9.54 meters of 0.10% vanadium (V2O5); and 10.28 meters of 0. 10% vanadium (V2O5).

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended 31 August 2008 consist of amortization of $7,612 (2007 - $28,346), assaying and geochemical of $54,136 (2007 - $88,623), camp costs and field supplies of $1,178 (2007 - $207,595), claim maintenance and permitting of $6,923 (2007 - $6,867), community relations and government of $Nil (2007 - $19,722), drilling of $Nil (2007 - $627,696), equipment rental of $Nil (2007 - $33,340), geology and engineering of $36,206 (2007 - $4,536), metallurgical studies of $Nil (2007 - $48,146), orthophotography of $Nil (2007 - $25,522), surveying of $Nil (2007 - $60,156), transportation and fuel of $374,885 (2007- $3,007,121), wages, consulting and management fees of $122,488 (2007 - $350,811), and recovery of mineral property costs of $Nil (2007 - $186,651).

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included:

•

PR-07-11 intersected 0.5 meters of 2.3 g/ton gold as well as another 0.3 meters of 2.3 g/ton gold.

•

PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% vanadium (V2O5) and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% vanadium (V2O5).

•

PR-07-23 intersected 185.4 meters of 0.12% vanadium (V2O5) including 28.24 meters of 0.21% vanadium (V2O5); 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11 g/ton silver including 2 meters of 0.25% zinc and 30.2 g/ton silver and 0.10% nickel.

•

PR-07-24 intersected 18.45 meters of 0.453% copper, 0.249% lead, 0.480% zinc, 42.6 g/ton silver including 1.82 meter of 2.485% copper, 0.525% lead and 200.8 g/ton silver;1.50 meters of 2.190% zinc, 1.060% lead and 21.9 g/ton silver: 14.50 meter of 0.480% zinc, 0.116% lead and 6.1 g/ton silver: 9.37 meters of 0.573% copper, 0.043% uranium (U3O8) and 0.089% vanadium (V2O5) including 1.50 meter of 0.097% uranium (U3O8) as well as 1.06 meter of: 1.85% copper, 0.142% uranium (U3O8) and 0.110% vanadium (V2O5).

•

PR-07-25 intersected 1.45 meters of 39.9 g/ton silver, 0.403% copper, 0.333% lead, 0.207% zinc, 0.123% nickel, and 0.126% cobalt; 1.5 meters of 1.89% zinc, 1.04% lead and 14.2 g/ton silver; 49.7 meters of 0.145% zinc and 212.05 meters of vanadium (V2O5).

•

PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/ton silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/ton silver and 11.65 meters of 0.19% vanadium (V2O5).

•

PR-07-27 intersected 43.50 meters 40.9 g/ton silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/ton silver and 1.5 meters of 1.65% copper and 24.3 g/ton silver.

Eldorado Camelback IOCG and Uranium Target

The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, and uranium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.

Highlights from mineralized down hole intervals from the drill hole reported during fiscal 2008 included:

•

CB-07-4 intersected 6.0 meters of 0.37% zinc.

•

CB-07-5 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/ton silver.

•

CB-07-07 intersected 2.8 meters of 11.88 g/ton silver and 1.5 meters of 20.90 g/ton silver.

•

CB-07-08 intersected 3.0 meters of 25.3 g/ton silver including 1.5 meters of 36.4 g/ton silver.

•

CB-07-6 intersected 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/ton silver.

•

CB-07-12 intersected 16.45 meters of 0.12% copper.

•

CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% uranium (U3O8).

•

CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34%

copper.

•

CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/ton silver, 4.2 meters of 0.37% copper, 0.23% vanadium (V2O5) and also 1.5 meters of 0.23% vanadium (V2O5).

•

CB-07-16 intersected 13.5 meters of 0.15% copper.

The Glacier Creek target

The Glacier Creek drill program was designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The Glacier Creek IOCG and uranium target is located on the Company’s Glacier Lake property situated 2 km east of Port Radium.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included:

•

GC-07-01 intersected 6.0 meters of 0.39% copper.

•

GC-07-02 intersected 5.80 meters of 1.16% copper including 1.04 meters of 2.99% copper and 8 g/ton silver and another 1.0 meter of 1.48% copper and 4.3 g/ton silver; 2.40 meters of 0.61% copper; 2.60 meters of 0.33% copper; and 3.75 meters of 0.31% copper.

•

GC-07-06 intersected 1.50 meters of 46.2 g/ton silver.

3.

Eldorado South IOCG & Uranium Project, NT

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.  The Eldorado South Uranium Project now consist of thirty (30) mineral claims totaling 25,892.19 ha (63,981.01 acres).

The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target.  The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2008.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Gradiometric-radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

The Company submitted a formal application for a 75,000 meter “5-Year” drill permit to the SLWB in April 2007 which includes the area of the Eldorado South Anomaly.  The Company received final permit approval from the SLWB on July 14, 2008.  The permit application allows for 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters. This prospective IOCG and uranium target is being prepared for reconnaissance and detailed sampling and mapping with drilling subject to receipt of the drill permit.  In December 2007, the Deline Land Corporation passed a resolution placing a moratorium on any further uranium exploration and development on Deline District lands.  The Deline Land Corporation has stated publicly and reiterated that all current agreements between the Deline Land Corporation and the Company would be fully honored.  Several uranium mining moratoriums have been placed in several mining jurisdictions in Canada recently. They include a three year moratorium on uranium mining in Labrador (April 2008) and a moratorium issued in the Deline District (January 2008) in the Northwest Territories stating that they will not approve or consent to new uranium exploration or development until the 26 recommendations of the Canada-Deline Uranium Table have been addressed to the satisfaction of the leadership of the local community.  The moratoriums do not apply to exploration for other minerals and mineral exploration activity is expected to continue in full force.  The Company anticipates that the Deline Land Corporation, under its current newly elected leadership, can negotiate and resolve its outstanding matters relating to contentious issues with the Canadian Federal Government.

On June 16, 2008, the Company completed its community consultation in the community of Deline and finalized an expanded TEK (Traditional Education Knowledge) study for the region.  The Companys’ land-use permit application SO7C-008 was deemed completed by the Sahtu Land and Water Board on May 30, 2008.

On July 14, 2008, the Company received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the nine month period ended 31 August 2008 consist of camp costs and field supplies of $7,822 (2007 - $18,978), claim maintenance and permitting of $46 (2007 - $5,205), community relations and government of $3,555 (2007 - $Nil), equipment rental of $9,901 (2007 - $845), geology and engineering of $84,048 (2007 - $39,600), geophysics of $Nil (2007 - $3,000), staking and line cutting of $438,794 (2007 - $105,655),  transportation and fuel of $160,093 (2007- $2,220), and wages, consulting and management fees of $144,046 (2007 - $19,000).

RESULTS OF OPERATIONS – NINE MONTHS ENDED AUGUST 31, 2008

The Company’s net loss for the nine month period ended August 31, 2008 was $(5,193,345) or $(0.050) per share compared to a net loss of $(3,020,026) or $(0.030) per share for the nine month period ended August 31, 2007.

The increase in net loss for the nine month period ended August 31, 2008 is mainly attributed to a future income tax recovery of $7,054,478 recorded during the nine month period ended August 31, 2007 on $22,178,100 of flow-through shares that were renounced on December 31, 2006.  Also contributing to the period over period differences were a decrease in mineral property expenditures of $5,469,845 and an increase in general and administrative expenses of $46,103.

The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased $125,536 to $230,730 during the nine month period ended August 31, 2008 from $356,266 during the same period a year prior.  The decrease in advertising and promotion is primarily attributable to a reduction in advertising costs and news release dissemination.

Directors fees increased $65,000 to $112,000 during the nine month period ended August 31, 2008 from $47,000 during the same period a year prior.  The increase in director fees is primarily attributable to bonuses paid during the second quarter related to the fiscal year ended November 30, 2007.

Legal and accounting fees decreased $115,485 to $186,941 during the nine month period ended August 31, 2008 from $302,426 during the same period a year prior.  Of the entire change period-over-period, $18,475 is related to accounting fees paid to a proprietorship controlled by a corporate secretary and officer of the Company.  On January 1, 2007, the corporate secretary and officer became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.  The remaining decrease of $97,010 is attributable to a decrease in the legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, the 2006 Private Placement and other general corporate matters.

Management fees decreased $67,500 to $50,000 during the nine month period ended August 31, 2008 from $117,500 during the same period a year prior.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Meals and entertainment expenses increased $30,307 to $59,198 during the nine month period ended August 31, 2008 from $28,891 during the same period a year prior.  This was due to increased expenditures on trade show attendances and conferences during the current period.

Part XII.6 tax for the nine month period ended August 31, 2008 was $61,834 as compared to $Nil during the same period a year prior.  The Company accrued $36,651 in Part XII.6 tax related to unspent flow-through share offerings which were renounced on December 31, 2006.  The Company has spent all funds related to the flow-through share offerings.

Salaries and benefits increased $124,058 to $417,317 during the nine month period ended August 31, 2008 from $293,259 during the same period a year prior.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Transfer fees and shareholder information costs increased $147,199 to $328,490 for the nine month period ended August 31, 2008 from $181,291 during the same period a year prior.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants used for the Company’s investor relations and corporate development activities.

Travel expenses increased $28,813 to $87,473 during the nine month period ended August 31, 2008 from $58,660 during the same period a year prior.  This was due to increased expenditures on trade show attendances and conferences during the current period.

Interest income decreased $416,117 to $562,556 for the nine month period ended August 31, 2008, compared to $978,673 during the same period a year prior.  This was due to the Company maintaining a lower average cash balance during the current period.

A future income tax recovery of $7,054,478 for the nine month period ended August 31, 2007 was incurred as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but had not yet been spent on mineral property exploration.  As no flow-through private placements occurred in fiscal 2007 or were renounced to the placees during the nine month period ended August 31, 2008, there was no future income tax recoveries incurred during the current fiscal period.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the nine month periods ended August 31, 2008 and August 31, 2007 are summarized below:

For the Nine Month Period Ended August 31, 2008:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,563,752	-	-	1,563,752
Port Radium – Glacier Lake Mineral Claims, NT	603,428	-	-	603,428
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
N. Contact Lake Mineral Claims – Contact Lake, NT	373,358	-	-	373,358
Eldorado South Uranium Project, NT	848,305	-	-	848,305
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	6,437	-	-	6,437
	$3,395,280	-	-	$3,395,280

For the Nine Month Period Ended August 31, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	4,289,606	-	-	4,289,606
Port Radium – Glacier Lake Mineral Claims, NT	4,508,481	-	(186,651)	4,321,830
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
N. Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	194,503	-	-	194,503
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	64,978	-	(5,792)	59,186
	$9,057,568	-	$(192,443)	$8,865,125

Additional particulars of expenditures on mineral properties are provided in note 8 to the unaudited interim financial statements for the nine month period ended August 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share
August 31, 2008	$(3,137,475)	$(0.030)	$(0.030)
May 31, 2008	$(1,030,325)	$(0.010)	$(0.010)
February 29, 2008	$(1,025,545)	$(0.010)	$(0.010)
November 30, 2007	$(4,896,224)	$(0.048)	$(0.048)
August 31, 2007	$(5,115,313)	$(0.050)	$(0.050)
May 31, 2007	$(1,367,919)	$(0.014)	$(0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	$(3,895,492)	$(0.042)	$(0.042)

The Company did not generate any revenues, other than interest income or have extraordinary items or results from discontinued operations in the periods covered.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period ended, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net income of $3,463,206 for the three month period ended February 28, 2007 includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended February 28, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the three month period ended May 31, 2007 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended May 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the three month period ended August 31, 2007 includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended August 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006 which vested in the quarter and $1,119,365 of repriced stock options.  This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options.  In the three month period ended November 30, 2007, there was a $6,497 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment.  Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,025,545 for the three month period ended February 29, 2008 includes $635,544 of expenses relating to mineral properties expenditures and $631,553 of general and administrative costs. In the three month period ended February 29, 2008, there were no general and administrative costs associated with stock-based compensation.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $1,030,325 for the three month period ended May 31, 2008 includes $490,558 of expenses relating to mineral properties expenditures and $715,561 of general and administrative costs.  In the three month period ended May 31, 2008, there were no general and administrative costs associated with stock-based compensation.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $3,137,475 for the three month period ended August 31, 2008 includes $2,269,177 of expenses relating to mineral properties expenditures and $1,013,508 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $548,070 relating to stock options that were granted in the quarter.  In the three month period ended August 31, 2008, there were no losses on the sale of or write-offs of property, plant and equipment.

LIQUIDITY AND SOLVENCY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at August 31, 2008, the Company had cash and cash equivalents on its balance sheet of $19,390,530 and working capital of $17,638,358 as compared to $23,151,345 of cash and cash equivalents and working capital of $22,201,966 at November 30, 2007.  The reduction in cash and cash equivalents and working capital of $3,760,815 and $4,563,608, respectively, is due to cash used in operations of $3,742,070.

As of the date of this report the Company has cash and cash equivalents of approximately $18,268,000.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2008 and fiscal 2009

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of October 28, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Robert Hall, Stuart Rogers and Michael Bogin. On September 5, 2008, subsequent to the quarter end date, Michael Bogin resigned his position on the Board and was replaced by Brian Morrison.  Tim Coupland is the Company’s President and Chief Executive Officer, Chantal Schutz is the Company’s Chief Financial Officer and Corporate Secretary and Robert Hall is the Company’s Director of Field Operations.

The Company paid or accrued amounts to related parties as follows:

	For the Nine Month Period Ended
	August 31, 2008	August 31, 2007
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	29,000	13,000
Secretarial fees paid to a company controlled by an individual related to Mr. Tim Coupland	15,000	8,500
Accounting fees paid to a proprietorship contolled by Ms. Ann-Marie Cederholm	25,000	6,525
Management fees paid to a company controlled by Mr. Tim Coupland	50,000	117,500
Director fees paid to a company controlled by Mr. Tracy Moore	29,000	14,000
Director fees paid to a company controlled by Mr. Robert Hall	25,000	14,000
Director fees paid to a company controlled by Mr. Stuart Rogers	29,000	6,000
Salaries and benefits paid to directors and/or officers of the Company	364,533	293,259
	$566,533	$472,784

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of August 31, 2008 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at August 31, 2008.

The President and Chief Financial Officer are also required to file certifications of our interim filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2008:

i.

On September 5, 2008, Mr. Michael Bogin resigned his position on the Board of Directors.  Mr. Bogin was replaced by Mr. Brian Morrison.

ii.

On September 28, 2008, the Company entered into an option amending agreement with Max Resource Corp. related to the MacInnis Lake Uranium Project.

iii.

On October 10, 2008 the Board of Directors approved and adopted a shareholder rights plan (the “Plan”) which extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  Shareholders of the Company will be asked to confirm the continuation of the Plan at the Company’s Annual and Special meeting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)

Financial Instrument Standards

Effective December 1, 2006, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and looses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

The Company had no comprehensive income or comprehensive loss during each of the three and nine month periods ended 31 Auagust 2008 and 2007 and during the year ended 30 November 2007.

b)

Accounting Changes

Effective December 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Section 1400 is effective for 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives.  Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at January 1, 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 104,686,561 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 9,100,000 common shares. Of these stock options, 2,400,000 are exercisable at $0.60 each, 3,200,000 are exercisable at $0.85 each, 3,400,000 are exercisable at $0.35 each and 100,000 are exercisable at $1.00 each.

Form 52-109F2 Certification of Interim Filings

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending August 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 28, 2008

“/s/ Tim Coupland”

Tim Coupland

President and Chief Executive Officer (CEO)

Form 52-109F2 Certification of Interim Filings

I, Chantal Schutz, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending August 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 28, 2008

“/s/ Chantal Schutz”

Chantal Schutz

Chief Financial Officer (CFO)